

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 1, 2008

By US Mail and Facsimile
Richard D. Dole
President and Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77007

Re: **Petrosearch Energy Corporation**
       Post-effective Amendment no. 1 to Registration Statement on Form S-1
       Filed June 3, 2008
       File No. 333-1421000

       Form 10-KSB for the Fiscal Year Ended December 31, 2007
       Filed March 24, 2008
       Form 10–Q for the Quarterly Period Ended March 31, 2008
       Filed May 15, 2008
       File No. 0-51488

Dear Mr. Dole:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendments we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in the Form 10-K or Form 10-Q, but our silence on similar or related disclosure elsewhere in the Form 10-K, Form 10-Q, or Form S-1 does not relieve you of the need to make similar revisions elsewhere as appropriate.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Business Plan, page 1

2.   We note your disclosure here as well as on page 5 where you provide the amount of your pre-tax PV-10 as of December 31, 2007. Please tell us if you believe this represents a non-GAAP measure and should be accompanied by all disclosure required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable GAAP measure, which is the standardized measure of discounted future net cash flows, as set forth in paragraph 30 of SFAS 69.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

3.   Please disclose the volumes and prices with respect to your oil and gas production revenue for each period presented and provide a discussion of any related variances.

Management's Assessment of Internal Control Over Financial Reporting, page 31

4.   Please clarify why you did not include a statement explaining that your annual report does not include an attestation report from your registered public accounting firm regarding internal control over financial reporting, and that Management's report was not subject to attestation by the company's registered public accounting firm. Refer to paragraph (a)(4) of Item 308T in Regulation S-K.

Note 1 Organization and Significant Accounting Policies, page 38

5.   We note your operations employ certain improved recovery techniques. In this manner, we note that you own a 100% working interest in 1,755 acres in the Quinduno Field and the project is focused on infill drilling and the implementation

of a water flood on the property.   Please tell us and disclose how you account for the related costs to explore, develop and maintain production and specify the accounting treatment for such costs incurred during each stage of a project's life, such as exploration, development, and production. We may have further comment.

Note 14. Supplemental Oil and Gas Information, page 57

Costs Incurred in Oil and Gas Producing Activities, page 58

6.   Please disclose separate line items and amounts for exploration and development costs incurred.

Exhibits 31.1 and 31.2

7.   We note paragraph four of your certifications does not reference whether you are responsible for establishing and maintaining internal controls over financial reporting. Please revise your filing to indicate, if true, that you are responsible for establishing and maintaining internal controls over financial reporting.

Form 10–Q for the Quarterly Period Ended March 31, 2008

Statement of Stockholders' Equity, page 4

8.   We note you have recorded certain amounts for unissued common stock that relate to compensation as well as interest expense. Please clarify how you determined that such amounts represent equity rather than a liability. In doing so, please tell us the terms of such agreements and indicate if the board members, employees or debt holders can request cash rather than stock as payment of the related obligations.

Exhibits 31.1 and 31.2

9.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

We also note you have replaced the word "report" with "quarterly report" in paragraphs 2 and 3 of the certification in your Form 10-QSB. Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-B.

Engineering Comment

General

10. Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information.

Closing Comments

As appropriate, please amend your Form 10-K and Form 10-Q within ten business days of your receipt of this letter, or tell us when you will amend them. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

Please contact John Cannarella at (202) 551-3337, or in his absence Mark Wojciechowski at (202)-551- 3759, if you have any questions in regard to the accounting comments or financial statements. Please contact Jim Murphy at (202) 551-3703 if you have any questions in regard to the engineering comment. Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Robert D. Axelrod (by facsimile)
     D. Levy
     J. Cannarella
     J. Murphy